Form 10-K, Exhibit 13
period 1995-07-31
GELMAN SCIENCES INC
filed 1995-10-30
CIK 310252

                                                                    EXHIBIT 13


STOCK PRICES

The Company's common stock trades on the American Stock Exchange. The ticker symbol is "GSC." No cash dividends were paid by the Company during fiscal 1995. There were 1,180 shareholders of record of the Company on July 31, 1995.

----------------------------------------------------------------------------------------------------------
Fiscal Year                                         1995                              1994
----------------------------------------------------------------------------------------------------------
                                             HIGH           LOW                HIGH           LOW
First Quarter                               15.25          12.5                8.375         7
Second Quarter                              15.875         11.625             11.25          7.375
Third Quarter                               17.375         12                 12.5          10
Fourth Quarter                              19.875         17.75              14            10.125



HIGHLIGHTS

                                                          Dollars in Thousands, except per share data
-------------------------------------------------------------------------------------------------------
Fiscal Year                                            1995                  1994                1993
-------------------------------------------------------------------------------------------------------
Net Sales                                           $103,503              $94,963              $86,209
Gross Margin                                          53,433               47,710               42,545
Net earnings                                           6,622                4,754+               2,702
Primary earnings per share                               .92                  .75+                 .47
Stockholders' equity                                  58,773               30,435               22,256
Number of employees                                      829                  844                  827

+Net earnings includes an after-tax charge of $183,000 for early extinguishment of debt. Without this charge, net earnings would have been $4.9 million or $.78 per share.

SELECTED FINANCIAL DATA
Gelman Sciences Inc. and Subsidiaries


BALANCE SHEET DATA                                           Dollars in Thousands, except per share data
---------------------------------------------------------------------------------------------------------
Year Ended July 31                                  1995        1994        1993       1992       1991
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents                         $  3,010    $  1,525    $  1,142   $    867   $    811
Accounts receivable-net                             23,985      20,859      17,088     16,529     16,348
Inventories                                         14,944      13,990      12,986     13,331     13,827
Working capital                                     31,910      23,450      19,133      8,211     21,943
Total assets                                        81,781      71,687      63,495     61,530     62,903
Long-term debt including current portion             6,017      23,649      23,854     25,624     30,415
Total liabilities                                   23,008      41,252      41,239     41,879     42,759
Stockholders' equity                                58,773      30,435      22,256     19,651     20,144
Stockholders' equity per share                        7.54        4.96        3.81       3.45       3.56
---------------------------------------------------------------------------------------------------------

OPERATING DATA
---------------------------------------------------------------------------------------------------------
Net sales                                         $103,503    $ 94,963    $ 86,209   $ 81,460   $ 76,516
Gross margin                                        53,433      47,710      42,545     38,499     35,726
Pollution-related expense                            -               -         543      4,988        806
Interest expense                                     1,314       1,689       2,006      2,590      2,851
Income taxes (credit)                                3,365       2,600       2,030       (212)       250
Net earnings (loss)                                  6,622       4,754       2,702     (1,211)        88
Net earnings (loss) per share                          .92         .75         .47       (.21)       .02
Return on average stockholders' equity                14.8%       18.0%       12.9%       N.A.       0.4%
---------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

Net sales for fiscal 1995, increased $8.5 million or 9% to $103.5 million compared to $95.0 million for fiscal 1994, which included non-recurring sales of $4.4 million related to divested Australian non-core product lines. International sales for fiscal 1995 were favorably affected by the weakened U.S. dollar which increased reported sales by $2.1 million. The Company's sales growth, adjusted for these items, was 12%.

Worldwide sales of medical devices increased 27% reflecting sales growth for products in the intravenous therapy applications. Sales of process filtration products increased 21% compared to fiscal 1994 reflecting strong growth in the European and Asia/Pacific markets. Laboratory sales increased 9% and membrane sales were level compared to fiscal 1994. Net sales to customers in the Americas increased 11% over fiscal 1994 primarily due to a 31% increase in sales of medical devices. Sales to customers in Europe increased 14% primarily due to a 29% increase in sales of process products. Sales to customers in the Asia/Pacific region declined 6% due to the above mentioned non-core product line divestiture in late fiscal 1994. Without the affect of this divestiture, sales in this region would have increased 43%. The increase was primarily attributable to increases in sales of process filtration products in Japan and Korea.

Gross profit, as a percentage of sales, was 51.6% in fiscal 1995 compared to 50.2% in fiscal 1994. The improvement in gross profit was primarily attributable to improved operating efficiencies and the divestiture of non-core product lines.

Selling and administration expense increased by $3.3 million or 9.6% to $37.0 million for fiscal 1995 compared to $33.8 million for fiscal 1994, primarily due to the Company's drive to increase market share consistent with the overall growth strategy. Other expense (income) includes gains on foreign currency transactions and rental income related to the divestiture of non-core operations. Interest expense decreased $375,000 due to repayment of outstanding indebtedness and overall reduction in interest rates in the fourth quarter. The Company's effective tax rate for fiscal 1995 and fiscal 1994 was 34%. During the year, the Company was granted future tax relief and job training incentives worth $6.1 million from the Michigan Economic Growth Authority and local government authorities in response to the Company's decision to remain and expand its manufacturing operations and corporate headquarters in Ann Arbor, Michigan. The term of the grant is 15 years. As a condition for the grant, the Company is expected to maintain certain levels of employment.

Net earnings increased $1.9 million or 39% to $6.6 million or $.92 per share in fiscal 1995 compared to $4.8 million or $.75 per share in fiscal 1994. Net earnings for fiscal 1994 included an extraordinary charge of $.03 per share related to the refinancing of industrial revenue bonds. The weighted average shares for fiscal 1995 and 1994 were 7.2 million and 6.3 million, respectively, which includes the effect of the secondary public offering of 1,437,500 shares of common stock in the third quarter of fiscal 1995.

As more fully described in Note G - Pollution Related Expenses, cash outflows during fiscal 1995 for the remediation plan, settlement and legal costs associated with groundwater contamination were $1.1 million. This includes $425,000 of final payments on previously accrued settlements. The Company estimates cash outflows for remediation and settlement activities in fiscal 1996 to be approximately $280,000. The ultimate costs incurred by the Company as a result of the groundwater contamination will depend on the efficacy and duration of the remediation plan. The ultimate costs to be incurred could exceed the amount provided for at July 31, 1995. However, it is the opinion of management that these additional costs, if any, will not have a material adverse effect on the Company's operations.

Net sales in the fourth quarter of fiscal 1995 increased by 14% over the same period for fiscal 1994, primarily attributable to a 17% increase in sales to customers in Europe and Asia/Pacific. Net earnings for the fourth quarter of fiscal 1995 was $2.2 million or $.27 per share compared to net earnings of $1.5 million or $.23 per share for the fourth quarter of fiscal 1994. Weighted average shares for the fourth quarter of fiscal 1995 and 1994 were 8.1 million and 6.5 million, respectively. The improved operating performance resulted from increased sales volume along with lower interest expense resulting from the repayment of outstanding indebtedness mentioned above.

FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993

Net sales for fiscal 1994 increased $8.8 million or 10% to $95.0 million as compared to net sales of $86.2 million for fiscal 1993. Net sales to U.S. customers were $59.8 million, an increase of $5.9 million or 11% over fiscal 1993. Sales to customers in international markets were $35.2 million, an increase of $2.8 million or 9% as compared to fiscal 1993. The increase in sales to U.S. customers was primarily attributable to growth in sales of medical devices and microporous membranes. The international growth was partially offset by fluctuations in foreign currency rates. Without the effects of the fluctuations in foreign currency rates, the increase in international sales in fiscal 1994 would have been 12% over fiscal 1993.

Worldwide sales of microporous membranes increased 36% compared to fiscal 1993. This growth was attributable to fulfilling significant orders from original equipment manufacturers that use bulk membrane in filtration applications and diagnostic health care kits. Sales of products for the medical devices market increased 24% in fiscal 1994 over fiscal 1993 due primarily to increased sales of microfiltration products with hemodialysis treatment and intravenous therapy applications. Industrial process product sales increased 11% in fiscal 1994, with particularly strong sales in the international markets. Laboratory product sales increased 4% over fiscal 1993.

Gross profit increased $5.2 million or 12 % to $47.7 million in fiscal 1994 as compared to $42.5 million in fiscal 1993. As a percentage of net sales, gross profit was $50.2% compared to 49.4% in fiscal 1993. The improvement in the Company's gross profit margin was attributable to increased sales volume and a higher percentage of microporous membrane sales which have a higher gross margin than other products sold by the Company.

Selling and administration expense increased $2.7 million or 9% to $33.8 million in fiscal 1994 compared to $31.0 million in fiscal 1993. As a percentage of net sales, these expenses declined to 35.6% compared to 36.0%. These expenses increased over the prior fiscal year due primarily to higher selling expenses resulting from increased sales.

Research and development expenses increased $738,000 or 17.8% to $4.9 million in fiscal 1994 compared to $4.1 million in fiscal 1993 due to a greater new product development effort. As a percentage of net sales, research and development expenses increased to 5.1% from 4.8% in fiscal 1993.

During fiscal 1994 all charges and cost recoveries related to pollution expenses were recorded in a reserve maintained by the Company for pollution-related charges. The Company had third party cost recoveries of $750,000 from the settlement of a lawsuit against certain chemical companies. The Company reached a settlement on a lawsuit for $561,000 with resident located near its Ann Arbor facilities for damages related to groundwater contamination. In addition, the Company incurred costs of $1.3 million related to the implementation of a remediation plan and legal costs of $312,000 in defense of the these lawsuits. At July 31, 1994, the Company had accrued $1.5 million to complete the remediation plan and to pay for other costs associated with groundwater contamination

In a series of transactions in fiscal 1994, the Company's Australian subsidiary sold all of its non-core product lines for cash and a note receivable.
Included in Other expense (income) is a gain of $108,000 or $.02 per share on the sale of the assets relating to the non-core products. Sales from these product lines were $4.4 million and $5.0 million for fiscal 1994 and 1993, respectively.

Interest expense decreased $317,000 or 16% to $1.7 million in fiscal 1994 compared to $2.0 million in fiscal 1993. This change was due to steps taken by management to secure more favorable interest rates.

The Company's effective tax rate for fiscal 1994 was 34.5% as compared to 42.9% in fiscal 1993. The lower effective tax rate was attributable to use of net operating loss carryforwards from certain foreign subsidiaries in fiscal 1994 and use of research and development tax credits.

Net earnings increased $2.1 million or 76% to $4.8 million or $.75 per share in fiscal 1994 compared to $2.7 million or $.47 per share in fiscal 1993. Net earnings included an extraordinary charge of $295,000 (net of $112,000 tax benefit) or $.03 per share to write-off deferred finance charges and the payment of a premium and fees incurred in connection with the redemption of industrial development revenue bonds. Excluding these charges, net earnings would have been $4.9 million or $.78 per share as compared with net earnings of $2.7 million or $.47 per share in fiscal 1993.

Net sales in the fourth quarter of fiscal 1994 increased by 10% over the same period for fiscal 1993, primarily attributable to a 15% increase in sales to U.S. customers. Net earnings for the fourth quarter of fiscal 1994 was $1,463,000 or $.23 per share compared to net earnings of $794,000 or $.13 per share for the fourth quarter of fiscal 1993. The improved operating performance resulted from increased sales volume, improved gross margins, along with lower interest and pollution expense. Selling and administration expense increased to 37% of sales for the fourth quarter fiscal 1994. This increase was attributable to increased commissions related to sales volume and increased marketing activities.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1995, the Company generated cash from operating activities of $6.0 million compared to $4.5 million during fiscal 1994. At July 31, 1995, $1.2 million in cash equivalents were held in an interest-bearing money market mutual fund. Financing activities included proceeds of a secondary public offering of $19.4 million used to repay $17 million in outstanding indebtedness of the Company. Remaining funds plus cash from operating activities were used for $7.8 million of capital expenditures. Budgeted capital expenditures for fiscal 1996 are $8 to $10 million, a significant portion to be used for manufacturing process automation and improvements and upgrades to the Company's Ann Arbor facility. Management believes that funding for the required capital expenditures will be achieved through operating cash flow and utilization of the Company's renegotiated $15 million Credit Agreement.

During the year, the Company reduced its committed level under its revolving credit facility to $15 million. The measure was taken to reduce fees while maintaining adequate facilities for future needs. At July 31, 1995, the entire credit facility was unused.

Working capital at July 31, 1995 and July 31, 1994 was $31.9 million and $23.4 million, respectively. The increased working capital was attributed mainly to increased trade receivables and inventory levels as a result of higher sales volume in fiscal 1995 compared to fiscal 1994.

CONSOLIDATED BALANCE SHEETS
Gelman Sciences Inc. and Subsidiaries

Consolidated Balance Sheets -- Assets                                               Dollars in Thousands
------------------------------------------------------------------------------------------------------------
July 31                                                                            1995          1994
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                                      $  3,010      $  1,525
  Accounts receivable less allowances (1995-$1,310; 1994-$790)                     23,985        20,859

Inventories
  Finished products                                                                 6,320         5,790
  Work in process                                                                   1,572         1,555
  Raw materials and purchased parts                                                 7,052         6,645
------------------------------------------------------------------------------------------------------------
                                                                                   14,944        13,990
Other current assets                                                                4,988         3,849
------------------------------------------------------------------------------------------------------------
                                                   Total Current Assets          $ 46,927        40,223
------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                              1,438         1,433
  Buildings and improvements                                                       19,302        18,851
  Equipment                                                                        49,102        43,270
------------------------------------------------------------------------------------------------------------
                                                                                   69,842        63,554

  Less allowances for depreciation                                                (37,258)      (34,392)
------------------------------------------------------------------------------------------------------------
                                                                                   32,584        29,162

INTANGIBLES AND OTHER ASSETS                                                        2,270         2,302
------------------------------------------------------------------------------------------------------------
                                                           Total Assets          $ 81,781      $ 71,687
------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS -- LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Notes payable to banks                                                         $  1,368      $  1,549
  Accounts payable                                                                  3,813         5,611
  Compensation and amounts withheld                                                 5,310         4,273
  Other accrued expenses                                                            4,002         3,511
  Current maturities of long-term debt                                                524         1,829
------------------------------------------------------------------------------------------------------------
                                              Total Current Liabilities          $ 15,017        16,773
------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, EXCLUSIVE OF CURRENT MATURITIES                                     5,493        21,820
OTHER LONG-TERM LIABILITIES                                                         2,498         2,659
STOCKHOLDERS' EQUITY
  Preferred stock, par value $1.00 per share-authorized 500,000 shares, none outstanding
  Common stock, par value $.10 per share issued 7,790,000 shares
    in 1995 and 6,131,000 shares in 1994.                                             779           613
  Additional capital                                                               35,145        14,055
  Retained earnings                                                                23,714        17,092
  Foreign currency translation adjustments                                           (565)         (875)
  Note receivable-common stock                                                       (300)         (450)
------------------------------------------------------------------------------------------------------------
                                             Total Stockholders' Equity            58,773        30,435
------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                       $ 81,781      $ 71,687
------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS/STOCKHOLDERS' EQUITY
Gelman Sciences Inc. and Subsidiaries

Consolidated Statements of Operations                              Dollars in Thousands, except per share data
--------------------------------------------------------------------------------------------------------------
Year Ended July 31                                                     1995          1994          1993
--------------------------------------------------------------------------------------------------------------
Net Sales                                                            $ 103,503     $  94,963     $  86,209
Cost and expenses:
  Cost of products sold                                                 50,070        47,253        43,664
  Selling and administration                                            37,043        33,785        31,044
  Research and development                                               5,498         4,877         4,139
Pollution-related expense                                                    -             -           543
Other expense (income)-net                                                (409)         (178)           81
--------------------------------------------------------------------------------------------------------------
Operating earnings                                                      11,301         9,226         6,738
Interest expense                                                         1,314         1,689         2,006
--------------------------------------------------------------------------------------------------------------
Earnings before income taxes and extraordinary item                      9,987         7,537         4,732
Income taxes                                                             3,365         2,600         2,030
--------------------------------------------------------------------------------------------------------------
Net earnings before extraordinary item                                   6,622         4,937         2,702
--------------------------------------------------------------------------------------------------------------
Extraordinary item                                                           -           183             -
--------------------------------------------------------------------------------------------------------------
Net earnings                                                         $   6,622     $   4,754     $   2,702
--------------------------------------------------------------------------------------------------------------
Primary earnings per share before extraordinary item                 $     .92     $     .78     $     .47
Primary earnings per share                                           $     .92     $     .75     $     .47
Fully diluted earnings per share before extraordinary item           $     .92     $     .78     $     .45
Fully diluted earnings per share                                     $     .92     $     .75     $     .45
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity                                                     Dollars in Thousands
------------------------------------------------------------------------------------------------------------------------

                                                                                            Foreign
                                                                                            Currency         Notes
                                                       Common   Additional    Retained    Translation      Receivable
                                                        Stock    Capital      Earnings    Adjustments     Common Stock
------------------------------------------------------------------------------------------------------------------------
Balances at July 31, 1992                               $253      $11,826     $ 9,643        $  (329)      $  (1,742)
------------------------------------------------------------------------------------------------------------------------
Net earnings for 1993                                                           2,702
Stock issued under employee plans - 68,050 shares          7          682
Currency translation adjustments                                                                (936)
ESOP loan payment                                                                                                150
------------------------------------------------------------------------------------------------------------------------
Balances at July 31, 1993                                260       12,508      12,345         (1,265)         (1,592)
------------------------------------------------------------------------------------------------------------------------
Net earnings for 1994                                                           4,754
Stock issued under employee plans - 161,270
  shares                                                  16        1,276
ESOP loan payment                                                                                                150
Three for two common stock splits                        337         (337)         (7)
Tax benefit from exercise of stock options                            608
Currency translation adjustment                                                                  390
Officer loan repayment                                                                                           992
------------------------------------------------------------------------------------------------------------------------
Balances at July 31, 1994                                613       14,055      17,092           (875)           (450)
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FOR 1995                                                           6,622
STOCK ISSUED:
  EMPLOYEE PLANS -  221,730 SHARES                        22        1,181
  PUBLIC OFFERING - 1,437,500 SHARES                     144       19,278
ESOP LOAN PAYMENT                                                                                                150
TAX BENEFIT FROM EXERCISE OF NON-QUALIFIED STOCK
  OPTIONS                                                             631
CURRENCY TRANSLATION ADJUSTMENT                                                                  310
------------------------------------------------------------------------------------------------------------------------
BALANCES AT JULY 31, 1995                               $779      $35,145     $23,714        $  (565)      $    (300)
------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
Gelman Sciences Inc. and Subsidiaries

Consolidated Statements of Cash Flow                                                Dollars in Thousands
---------------------------------------------------------------------------------------------------------
Year Ended July 31                                                    1995          1994          1993
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                           $ 6,622      $ 4,754       $ 2,702
Extraordinary loss related to early extinguishment of debt,
  before tax benefit                                                         -          295             -
Depreciation and amortization                                            4,495        4,396         4,452
Increase (decrease) in deferred income taxes                               144          627           275
Loss (gain) on sale of property, plant and equipment                        54         (196)           31
Stock issued for employee service                                          389          360           300
Contribution to employee stock ownership plan                              150          150           150
(Increase) decrease in inventories                                        (615)      (1,431)          (47)
(Increase) decrease in accounts receivable                              (3,071)      (3,391)       (1,051)
(Increase) decrease in other current assets                             (1,100)        (276)         (433)
Increase (decrease) in current liabilities                                (686)         382         2,285
Increase (decrease) in liabilities for environmental activities           (597)      (1,154)         (515)
Other                                                                      179          (25)           21
---------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                5,964        4,491         8,170

FINANCING ACTIVITIES
Long-term debt borrowings                                               25,365       33,011        25,700
Net increase (decrease) in short-term borrowings                            60          114          (116)
Principal payments on long-term debt                                   (43,070)     (33,196)      (28,327)
Net Proceeds from secondary Stock Offering                              19,422            -             -
Proceeds from exercised stock options                                      818          924           389
Tax benefit from exercised stock options                                   631          608             -
Fees paid on early retirement of debt                                        -          (52)            -
Payment received - note receivable common stock                              -          992             -
---------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      3,226        2,401        (2,354)

INVESTING ACTIVITIES
Capital expenditures                                                    (7,825)      (6,682)       (5,860)
Proceeds from sale of property, plant and equipment                         43          537            50
(Increase) decrease in intangibles and other assets                        (47)        (347)           66
---------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                   (7,829)      (6,492)       (5,744)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                   124          (17)          203
---------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                  1,485          383           275
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           1,525        1,142           867
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 3,010      $ 1,525       $ 1,142
---------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Gelman Sciences Inc. and Subsidiaries

NOTE A-SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

Principles of Consolidation: The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. The financial data of foreign subsidiaries is translated using current exchange rates at the end of the year for balance sheet accounts and average exchange rates for operations. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in the statements of operations. Foreign exchange gains (losses) of $233,000, $77,000 and $(129,000) were recognized in 1995,
    1994 and 1993, respectively.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid money market mutual funds. The carrying amount approximates fair value. At July 31, 1995, $1.2 million in cash equivalents were held.

Inventories: Inventories are stated at the lower of cost or market. Cost was determined by the last-in, first-out (LIFO) method at the U.S. locations, representing approximately 77% and 78% of the July 31, 1995 and 1994 inventories, respectively, and by the first-in, first-out (FIFO) method for the foreign locations. The current cost of inventories exceeded their LIFO carrying amount by approximately $2,961,000 and $2,556,000 at July 31, 1995 and 1994, respectively.

Properties and Depreciation: Properties are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the related asset. Included in property, plant and equipment are capitalized computer software costs. At July 31, 1995 and 1994 the unamortized amount of these costs was $18,600 and $92,700, respectively. The amount amortized and charged to expense was $74,100, $153,300 and $194,000 for the fiscal years ended July 31, 1995, 1994 and 1993, respectively. The Company capitalized interest costs associated with the construction of certain capital assets of $74,000 and $91,000 in 1995 and 1994, respectively. No interest was capitalized in 1993.

Intangibles and Other Assets: Intangibles and Other Assets consist principally of the excess of cost over net assets of acquired companies, amortized over 30 years and a note receivable related to the sale of non-core product lines in Australia.

Earnings) Per Share: Primary earnings per share for fiscal 1995, 1994 and 1993 are based on the weighted average of common and common equivalent shares of 7,235,273, 6,307,388 and 5,750,543, respectively. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options and warrants which would have dilutive effect. Fully diluted earnings per share for fiscal 1993 is based on the weighted average of common and common equivalent shares of 5,952,710. Full dilution had no material effect on earnings per share in fiscal 1995 and 1994. Fiscal 1995 weighted average shares includes the effect of the secondary public offering of 1,437,500 shares of common stock.

Financial Instruments: The Company enters into certain financial instruments to reduce exposure to fluctuating foreign currency exchange rates and interest rates. Realized and unrealized gains and losses on forward exchange contracts are recorded as other expense (income) currently. The Company enters into interest rate financial instruments to manage exposure to interest rate fluctuations. The difference to be paid or received on interest rate agreements are included in interest expense currently. Gains and losses realized upon settlement of these agreements are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding or immediately if the underlying hedged instrument is settled. The fee paid on a interest rate cap agreement is amortized over the life of the agreement.

NOTE B-FINANCING

Financing consisted of the following obligations                                         Dollars in Thousands
-------------------------------------------------------------------------------------------------------------
as of July 31:                                                                 1995                     1994
-------------------------------------------------------------------------------------------------------------
Industrial Development Revenue Bonds
  with maturities through July 1, 2004                                       $ 4,697                  $ 5,045
Borrowings under revolving credit agreement                                        -                   13,000
Borrowings under term loan agreement                                               -                    4,000
Note payable, State of Michigan, bearing interest
   at 7.5%, through January 6, 2002                                              744                      850
Notes payable to banks                                                         1,368                    1,549
Other                                                                            576                      754
-------------------------------------------------------------------------------------------------------------
Total debt                                                                     7,385                   25,198

Less current maturities and short-term debt                                    1,892                    3,378
-------------------------------------------------------------------------------------------------------------
Long-term debt                                                               $ 5,493                  $21,820
-------------------------------------------------------------------------------------------------------------

During fiscal 1995, the Company used proceeds from a common stock offering to repay outstanding indebtedness under the Company's term loan and revolving credit agreements.

During fiscal 1995, the Company renegotiated its unsecured revolving Credit Agreement to reduce the total commitment from $22.5 million to $15 million reflecting revised working capital needs, obtain market pricing on the total commitment, and ease financial covenants. The term of the Agreement was extended to June 2000. Various interest rate options are available to the Company, including a market rate option which permits the Company to seek competitive bids from the bank group before a loan is made.

In fiscal 1994, the Company redeemed the 7.98% Industrial Development Revenue Bonds issued in 1989. The redemption was funded by the issuance of 1994 Industrial Development Revenue Bonds. The 1994 Industrial Development Revenue Bonds bear interest at 120% of the 90 day Eurodollar rate (approximately 7.3% at July 31, 1995) with principal and interest due quarterly through July, 2004. As more fully discussed in Note K-Extraordinary Item, the Company recorded a $295,000 extraordinary charge in connection with the redemption.

Notes payable to banks of $1,368,000 are short-term borrowings under foreign subsidiaries' local currency credit lines, supported by a parental guarantee.

Maturities of long-term debt, including the current portion, for the five years following July 31, 1995 are as follows: $864,000 in 1996; $534,000 in 1997;
$567,000 in 1998; $602,000 in 1999; $641,000 in 2000 and $2,698,000 thereafter.
Interest paid during the years ended July 31, 1995, 1994 and 1993 was $1,629,000, $1,433,000 and $2,020,000, respectively.

NOTE C-INCOME TAXES

The components of earnings (loss) before income taxes and extraordinary items consisted of the following:

                                                                                 Dollars in Thousands
------------------------------------------------------------------------------------------------------
                                                                       1995         1994         1993
------------------------------------------------------------------------------------------------------
U.S.                                                                  $7,860       $6,132       $5,336
Foreign                                                                2,127        1,405         (604)
------------------------------------------------------------------------------------------------------
                                                                      $9,987       $7,537       $4,732


The provision (benefit) for income taxes is as follows:

------------------------------------------------------------------------------------------------------
Current payable:
  U.S.                                                              $ 1,957      $ 1,469     $ 1,481
  State                                                                 110           88         149
  Foreign                                                             1,011          489         138

Deferred (credit):
  U.S.                                                                  418          556         277
  Foreign                                                              (131)          (2)        (15)
------------------------------------------------------------------------------------------------------
                                                                    $ 3,365      $ 2,600     $ 2,030
------------------------------------------------------------------------------------------------------

Income tax benefit attributable to the extraordinary item in fiscal year 1994 amounted to $112,000.

A reconciliation between the provision for income taxes and the amount compared through the application of the U.S. statutory tax rate (34%) to earnings before income taxes and extraordinary items is as follows:

-----------------------------------------------------------------------------------------------------
                                                                         1995       1994        1993
-----------------------------------------------------------------------------------------------------
Income taxes at statutory rate                                          $3,396     $2,563     $ 1,609
Add (deduct):
    Effect of foreign losses that had no tax benefit                        53         47         342
    Foreign rates in excess of U.S. statutory rate                          89        104        (30)
    Non-deductible travel and entertainment                                 59         34          13
    Operating loss carryforward utilization                                (38)      (161)        (13)
    Reduction of valuation allowance                                      (210)        --          --
    State income taxes, net of federal income tax benefit                   73         58          98
    Foreign sales corporation benefit                                      (89)       (26)        (10)
    Tax Credits and other items                                             32        (19)         21
-----------------------------------------------------------------------------------------------------
                                                                        $3,365     $2,600      $2,030
-----------------------------------------------------------------------------------------------------

GELMAN SCIENCES INC. AND SUBSIDIARIES

NOTE C-INCOME TAXES (CONTINUED)

Deferred income taxes for 1995 and 1994 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows at July 31:

                                                                                        Dollars in Thousands
---------------------------------------------------------------------------------------------------------------
                                                                                     1995        1994
---------------------------------------------------------------------------------------------------------------
Deferred tax assets
   Allowance for doubtful accounts                                                $   131     $   146
   Litigation accruals                                                                  -          91
   Inventory-related transactions                                                     354         283
   Administrative and general expenses
              not currently deductible                                                781         779
   Environmental accrual                                                              511         720
   Foreign operating loss carryforwards                                               420         460
---------------------------------------------------------------------------------------------------------------
                                                                                  $ 2,197     $ 2,479

Less excess tax over book depreciation and amortization                             1,823       1,676
---------------------------------------------------------------------------------------------------------------
Gross deferred tax asset                                                              374         803
Valuation allowance                                                                  (210)       (460)
---------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                            $   164    $    343
---------------------------------------------------------------------------------------------------------------
Current deferred tax asset                                                         $1,597     $ 1,506
Non-current deferred tax liability                                                 $1,433     $ 1,163
---------------------------------------------------------------------------------------------------------------

The Company has reduced its valuation allowance on foreign operating loss carryforwards, to reflect the ability to utilize certain subsidiary losses against future earnings on a more likely than not basis. Net current deferred tax assets of $1,597,000 and $1,506,000 for fiscal 1995 and 1994 respectively, are included in other current assets and net non-current deferred tax liabilities of $1,433,000 and $1,163,000 for fiscal 1995 and 1994, respectively, are included in other long-term liabilities based on their relationship to assets and liabilities that generated the temporary difference.

Income taxes paid during the years ended July 31, 1995, 1994, and 1993 were $1,571,000, $1,210,000 and $2,190,000, respectively. Taxes paid in 1995 and
1994 reflect the benefit received from exercise of stock options under the non-qualified stock option plan.

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries since those earnings are expected to be reinvested indefinitely in the subsidiaries or will not result in incremental income tax expense.

NOTE D-SAVINGS AND RETIREMENT PLANS

The Company has a Savings Plan and an Employee Stock Ownership Plan (ESOP) covering substantially all U.S. employees. The Company contributes to the Savings Plan $.85 for every dollar contributed by employees up to 6% of their compensation, with one half of the Company's contribution in Company common stock. Company contributions charged to operations under these plans were $875,000, $861,000 and $714,000 for the years ended July 31, 1995, 1994 and
1993, respectively

GELMAN SCIENCES INC. AND SUBSIDIARIES


Note E -- Stockholders' Equity

During the year, the shareholders' approved an increase in the number of authorized shares of common stock from 8 million to 15 million. Also, the Company issued 1,437,500 shares of common stock at a price of $14.625 per share in a public common stock offering. The net proceeds of $19.4 million were used to repay a term note payable to NBD Bank N.A. and to reduce outstanding indebtedness under the Company's Credit Agreement.

In fiscal 1994, the Company declared two, three-for-two stock splits. A total of 3,372,523 shares of common stock were issued in connection with the two splits. The stated par value per share of common stock remained at $.10 and the value of the shares at par of $337,252 was transferred from additional capital to common stock. All per share amounts have been restated to retroactively reflect the stock splits. In September 1990, the Company issued 128,000 shares (pre-split) of its common stock to an officer of the Company at market value in exchange for a $992,000 promissory note and cancellation of 128,000 stock options outstanding. During fiscal 1994, this note was repaid in full plus accrued interest on the note.

In October 1982, the Trust under the Company's Employee Stock Ownership Plan acquired 200,000 shares (pre-split) of the Company's common stock. The purchase price of $2,250,000 was financed by a loan from the Company to the Trust, repayable over a 15 year period at a 13.5% interest rate. The Company is making annual contributions to the Trust during the 15-year period of $150,000 per year to cover the principal payments plus additional contributions to cover interest.

The Corporation is entitled to a tax deduction for income tax purposes of the amount that an employee reports as ordinary income from non-qualified stock options. Since the Corporation recognizes no compensation expense from the exercise of the options, the tax benefit received is recorded as a reduction to income taxes payable and an increase to additional capital.

NOTE F-STOCK OPTIONS AND WARRANTS

The Company has granted options under the Company's stock option plans to certain key employees to purchase the Company's common stock at fair market value on the date of grant. The options generally become exercisable cumulatively, in equal installments over a period of four or five years commencing one year from date of grant and expiring ten years after date of grant. Changes in the number of shares available under outstanding options during fiscal years 1993, 1994 and 1995 were as follows:


-----------------------------------------------------------------------------------------------------
                                                 Number of Shares               Exercise Price
-----------------------------------------------------------------------------------------------------
Outstanding at July 31, 1992                           315,325                  $6.75 to $10.00
   Granted                                              91,150                   7.75 to  16.00
   Exercised                                           (47,225)                  6.75 to  10.00
   Canceled                                            (16,300)                  7.75 to  10.00
-----------------------------------------------------------------------------------------------------
Outstanding at July 31, 1993                           342,950                  $6.75 to $16.00
   Granted                                             110,300                  14.25 to  18.38
   Exercised                                          (144,149)                  4.50 to  10.00
   Canceled                                             (5,141)                  5.08 to  10.25
   Adjustment for Stock Splits                         369,398                   3.00 to  12.25
-----------------------------------------------------------------------------------------------------
OUTSTANDING AT JULY 31, 1994                           673,358                  $3.00 TO $12.25
   Granted                                             189,000                  13.50 TO  18.88
   Exercised                                          (181,689)                  3.00 TO  12.25
   Cancelled                                           (38,738)                  3.39 TO  12.25
-----------------------------------------------------------------------------------------------------
OUTSTANDING AT JULY 31, 1995                           641,931                  $3.39 TO $18.88
-----------------------------------------------------------------------------------------------------


At July 31, 1995, 1994 and 1993, options for 305,823, 259,252 and 148,175 shares, respectively were exercisable and options for 80,996, 231,258 and 242,736 shares, respectively, were available for future grants.

During the year, warrants to acquire 40,000 shares of common stock were exercised at prices ranging from $3.78 to $8.11 and warrants to acquire 9,000 shares at $14.25 were granted. In fiscal 1994, 200 warrants were exercised at $10.00 and 18,000 warrants were granted to purchase shares at $16.38. These warrants are exercisable 6 months after the date of grant. At July 31, 1995 and 1994, warrants were outstanding and exercisable to purchase 113,900 and 144,900 shares, respectively, at exercise prices ranging from $3.33 to $14.25.

GELMAN SCIENCES INC. AND SUBSIDIARIES


NOTE G - POLLUTION-RELATED EXPENSES

The Company has settled several legal suits related to groundwater contamination and has begun remediation activities. The remediation plan requires the Company to treat the groundwater to the extent necessary to reduce the contaminants to a defined level. The following table shows pollution-related balance sheet activity:

                                                                               Dollars in Thousands
--------------------------------------------------------------------------------------------------------------
                                                                     Accrued Liability      Long-term Debt
--------------------------------------------------------------------------------------------------------------
Balance as of July 31, 1993                                                $2,881                $1,375
     Remediation costs charged to accrued liability                        (1,258)
     Settlement with chemical companies, cost recovery                        750
     Payments relating to settlements                                        (561)                 (250)
     Defense cost on settlement                                              (312)
--------------------------------------------------------------------------------------------------------------
Balance as of July 31, 1994                                                 1,500                 1,125
     Remediation costs charged to accrued liability                          (567)
     Payments relating to settlements                                        (180)                 (381)
--------------------------------------------------------------------------------------------------------------
Balance as of July 31, 1995                                                $  753                $  744
--------------------------------------------------------------------------------------------------------------


During the year, the Company made final payments on several settlements which had been accrued for in previous years. At July 31, 1995, $175,000 of the total accrued liability is classified as other accrued expenses with the remainder classified as other long-term liabilities. Of the total long-term debt, $106,250 is classified as current maturities.

Total costs to the Company of pollution-related activities will be dependent upon the efficacy and duration of the remediation plan. The ultimate costs to be incurred could exceed the amount provided for at July 31, 1995. However, it is the opinion of management that these additional costs, if any, will not have a material adverse effect on the Company's operations because the cash outflows would be spread over many future years.

NOTE H-OTHER EXPENSE (INCOME)

For the year ended July 31, 1995, other expense (income) includes interest and rental income of $173,000 related to Australian properties and foreign exchange gains of $233,000. For the year ended July 31, 1994, other expense (income) includes a gain of $108,000 on the sale of Australian assets relating to the Laminar Air Flow product line. Also included are royalties and gains and losses on sales of other assets.

NOTE I-OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The principal products of the Company are grouped into two segments: the Filtration Products Group and the Health Products Group. Filtration Products are primarily comprised of laboratory products, certain membranes and process filtration products for the biotechnology, pharmaceutical, environmental and industrial markets. Health Products are primarily comprised of products for the medical and health industries, including custom-manufactured disposable filters and certain membranes for original equipment manufacturers in the healthcare field. In both of the segments, sales and distribution of the Company's products both domestically and internationally are through Company salespeople and a network of distributors.

                                                                                             Dollars in Thousands
---------------------------------------------------------------------------------------------------------------------
                                             Net       Operating    Identifiable    Depreciation        Capital
INDUSTRY SEGMENTS                           Sales       Earnings       Assets          Expense        Expenditures
---------------------------------------------------------------------------------------------------------------------
YEAR ENDED JULY 31, 1995
    FILTRATION PRODUCTS GROUP             $ 66,355       $11,036        $54,975           $3,042           $3,400
    HEALTH PRODUCTS GROUP                   34,807         6,295         25,626            1,278            4,259
    OTHER                                    2,341           160          1,096               31              166
---------------------------------------------------------------------------------------------------------------------
    TOTALS                                $103,503       $17,491        $81,697           $4,351           $7,825
---------------------------------------------------------------------------------------------------------------------
Year Ended July 31, 1994
    Filtration Products Group             $ 62,916       $ 9,749        $49,431           $3,039           $4,223
    Health Products Group                   29,461         4,833         20,918            1,325            2,338
    Other                                    2,586           115          1,245               41              121
---------------------------------------------------------------------------------------------------------------------
    Totals                                $ 94,963       $14,697        $71,594           $4,405           $6,682
---------------------------------------------------------------------------------------------------------------------
Year Ended July 31, 1993
    Filtration Products Group             $ 56,900       $ 7,407        $44,407           $3,069           $3,717
    Health Products Group                   26,394         4,375         17,356            1,114            2,114
    Other                                    2,915           (14)         1,542               58               29
---------------------------------------------------------------------------------------------------------------------
    Totals                                $ 86,209       $11,768        $63,305           $4,241           $5,860
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                        Net         Operating      Identifiable
GEOGRAPHIC AREA DATA                                   Sales        Earnings          Assets        Liabilities
---------------------------------------------------------------------------------------------------------------------
YEAR ENDED JULY 31, 1995
    U.S. OPERATIONS                                 $ 87,952         $15,521          $62,805          $18,423
    EUROPE                                            16,514             995           10,775            1,965
    ASIA/PACIFIC                                       8,088             872            7,012            2,523
    OTHER                                              3,297             103            1,105               97
    ELIMINATION - INTER-AREA SALES                   (12,348)              -                -                -
---------------------------------------------------------------------------------------------------------------------
    TOTALS                                          $103,503         $17,491          $81,697          $23,008
---------------------------------------------------------------------------------------------------------------------
Year Ended July 31, 1994
    U.S. Operations                                 $ 80,147         $13,477          $56,685          $37,026
    Europe                                            13,631             809            7,579            1,428
    Asia/Pacific                                       9,300             328            6,264            2,649
    Other                                              3,095              83            1,066              149
    Elimination - Inter-area sales                   (11,210)              -                -                -
---------------------------------------------------------------------------------------------------------------------
    Totals                                          $ 94,963         $14,697          $71,594          $41,252
---------------------------------------------------------------------------------------------------------------------
Year Ended July 31, 1993
    U.S. Operations                                 $ 72,589         $11,932          $50,517          $37,049
    Europe                                            10,564             163            5,938            1,057
    Asia/Pacific                                       8,958             (35)           5,684            2,991
    Other                                              3,142            (292)           1,166              142
    Elimination - Inter-area sales                    (9,044)              -               -
---------------------------------------------------------------------------------------------------------------------
    Totals                                          $ 86,209         $11,768          $63,305          $41,239
---------------------------------------------------------------------------------------------------------------------

GELMAN SCIENCES INC. AND SUBSIDIARIES


NOTE I-OPERATIONS BY INDUSTRY SEGMENT
AND GEOGRAPHIC AREA (CONTINUED)

Operating earnings are total revenues less operating expenses excluding other expense (income) and corporate expenses of: 1995 - $6,599,000; 1994 - $5,649,000; 1993 - $4,949,000. Corporate expenses include an allocated share of administrative costs and pollution-related expenses. Identifiable assets by industry segment include both assets directly identified with those operations and an allocated share of jointly used assets. Corporate assets consist of an allocated share of the buildings, furniture and fixtures, and equipment. Asia/Pacific operations are represented by subsidiaries located in Japan and Australia. European operations are represented by subsidiaries located in the United Kingdom, Ireland, France, Germany and Italy. Inter-area sales are accounted for at prices comparable to unaffiliated customer sales. Export sales to unaffiliated customers were: 1995 - $9,667,000; 1994 - $9,239,000;
1993 - $10,018,000. Net sales to two major customers who distribute the Company's products approximated $20,176,000, $19,725,000 and $18,245,000 in
1995, 1994 and 1993, respectively.

NOTE J-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Foreign Exchange Instruments - The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis. At July 31, 1995 the Company had contracts outstanding to exchange foreign currencies for U.S. dollars amounting to approximately $3.4 million denominated in British pounds, Japanese yen, French francs, Canadian dollars and German deutschemarks, maturing at various dates. Maximum market risk is limited to the difference between the spot rate on the date of delivery and the contract price.

Interest rate instruments - At July 31, 1995, the Company had outstanding a 7.5% interest rate cap on $5 million notional amount effective May 1, 1995 through May 1,1998. During the year, the Company settled its interest rate swap agreement on $5 million notional amount at a gain of $48,000. The gain was recorded as a reduction to interest expense as the underlying hedged instrument was settled during the year. The interest rate cap agreement has been entered into with a major financial institution which is expected to fully perform under the terms of the agreement.

NOTE K-EXTRAORDINARY ITEM

During the year ended July 31, 1994, the Company redeemed the 7.98% Industrial Development Revenue Bonds issued in 1989. The Company recorded a charge of $295,000 net of $112,000 tax benefit or $.03 per share to write-off deferred finance charges and record a redemption premium and fees related to the 1989 Bonds.

NOTE L-SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial information for fiscal years ended July 31, 1995 and July 31, 1994 is presented below:

-----------------------------------------------------------------------------------------------------------------
                                   1995 QUARTER ENDED                      1994 Quarter Ended
                                   OCT 31    JAN 31    APR 30   JULY 31    Oct 31    Jan 31    Apr 30    July 31
-----------------------------------------------------------------------------------------------------------------
Net sales                         $24,167   $24,018   $26,893   $28,425    $22,294   $23,282   $24,377   $25,010
Gross margin                       12,157    12,445    14,068    14,763     10,918    11,628    12,042    13,122
Research and development            1,308     1,316     1,366     1,508      1,220     1,106     1,188     1,363
Earnings before income
   taxes and extraordinary item     1,909     1,989     3,104     2,985      1,388     1,733     2,266     2,150
Income taxes                          678       733     1,133       821        490       639       784       687
Extraordinary expense                   -         -         -         -          -         -       183         -
Net earnings                        1,231     1,256     1,971     2,164        898     1,094     1,299     1,463
Net earnings per share            $   .19   $   .19   $   .26   $   .27    $   .15   $   .18   $   .20   $   .23
-----------------------------------------------------------------------------------------------------------------

For the third quarter ended April 30, 1994, the Company recorded an extraordinary charge of $295,000 net of $112,000 tax benefit or $.03 per share associated with the refinancing of the 1989 Industrial Development Revenue Bonds.

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Gelman Sciences Inc.
Ann Arbor, Michigan


         We have audited the consolidated balance sheets of Gelman Sciences Inc. and Subsidiaries as of July 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gelman Sciences Inc. and Subsidiaries as of July 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended July 31, 1995 in conformity with generally accepted accounting principles.

         As discussed in Note G to the financial statements, the Company has agreed to perform a remediation program for groundwater contamination. The ultimate costs of the remediation program could exceed the amount estimated and accrued at July 31, 1995.


/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan
September 8, 1995


ANNUAL REPORT TO SEC                 PRINCIPLE BANKS
The Form 10-K Annual Report          NBD Bank, N.A., Detroit, Michigan
to the Securities and Exchange       Comerica Bank-Detroit, Michigan
Commission provides certain
additional information and           GENERAL COUNSEL
is available to Gelman Sciences      Brouse & McDowell, Akron, Ohio
Inc. stockholders upon written
request to:

GELMAN SCIENCES INC.                 AUDITORS
Shareholder Relations                Coopers & Lybrand L.L.P., Detroit, Michigan
600 S. Wagner Road
Ann Arbor, MI 48103-9019             TRANSFER AGENT AND REGISTRAR
                                     Society National Bank, Cleveland, Ohio